Form U-13-60

                   Mutual and Subsidiary Service Companies


                                ANNUAL REPORT

                               FOR THE PERIOD


           Beginning January 1, 2001 and Ending December 31, 2001

                                   TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                     OF

                  NORTH ATLANTIC ENERGY SERVICE CORPORATION


                        A Subsidiary Service Company


                    Date of Incorporation - April 1, 1992


            State of Sovereign Power under which Incorporated or
                          Organized - New Hampshire


            Location of Principal Executive Offices of Reporting
            Company - Route 1, Lafayette Road, Seabrook, NH 03874


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John P. Stack, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES
                             -------------------



                    INSTRUCTIONS FOR USE ON FORM U-13-60


1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or hundreds thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X (210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Companies, Public Utility Holding Company Act of 1935, as amended by February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.



                LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                ---------------------------------------------


Description of Schedules and Accounts     Schedule or Acct. No.       Page No.
-------------------------------------     ---------------------       --------

COMPARATIVE BALANCE SHEET                     Schedule I                4-5

SERVICE COMPANY PROPERTY                      Schedule II               6-7

ACCUMULATED PROVISION FOR
DEPRECIATION AND AMORTIZATION OF
SERVICE COMPANY                               Schedule III               8

INVESTMENTS                                   Schedule IV                9

ACCOUNTS RECEIVABLE FROM ASSOCIATE
COMPANIES                                     Schedule V                10

FUEL STOCK EXPENSES UNDISTRIBUTED             Schedule VI               11

STORES EXPENSE UNDISTRIBUTED                  Schedule VII              12

MISCELLANEOUS CURRENT AND ACCRUED
ASSETS                                        Schedule VIII             13

MISCELLANEOUS DEFERRED DEBITS                 Schedule IX               14

RESEARCH, DEVELOPMENT, OR
DEMONSTRATION EXPENDITURES                    Schedule X                15

PROPRIETARY CAPITAL                           Schedule XI               16

LONG-TERM DEBT                                Schedule XII              17

CURRENT AND ACCRUED LIABILITIES               Schedule XIII             18

NOTES TO FINANCIAL STATEMENTS                 Schedule XIV              19

COMPARATIVE INCOME STATEMENT                  Schedule XV               20

ANALYSIS OF BILLING - ASSOCIATE
COMPANIES                                     Account 457               21

ANALYSIS OF BILLING - NONASSOCIATE
COMPANIES                                     Account 458               22

ANALYSIS OF CHARGES FOR SERVICE -
ASSOCIATE AND NONASSOCIATE COMPANIES          Schedule XVI              23

SCHEDULE OF EXPENSE BY DEPARTMENT OR
SERVICE FUNCTION                              Schedule XVII           24-25

DEPARTMENTAL ANALYSIS OF SALARIES             Account 920               26

OUTSIDE SERVICES EMPLOYED                     Account 923               27

EMPLOYEE PENSIONS AND BENEFITS                Account 926               28

GENERAL ADVERTISING EXPENSES                  Account 930.1             29

MISCELLANEOUS GENERAL EXPENSES                Account 930.2             30

RENTS                                         Account 931               31

TAXES OTHER THAN INCOME TAXES                 Account 408               32

DONATIONS                                     Account 426.1             33

OTHER DEDUCTIONS                              Account 426.5             34

NOTES TO STATEMENT OF INCOME                  Schedule XVIII            35




                LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                --------------------------------------------


Description of Reports or Statements                                 Page No.
------------------------------------                                 --------

  ORGANIZATION CHART                                                    36

  METHODS OF ALLOCATION                                                 37

  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED            38

  ELECTRIC POWER BROKERING AND MARKETING ACTIVITIES                     38A

  SIGNATURE PAGE                                                        39




                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -----------------------------------------------------------------------------------------
 ACCOUNT                   ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
 -----------------------------------------------------------------------------------------
                                                                       2001        2000
          SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
          ------------------------
 101      Service company property (Schedule II)                     $  -        $  -
 107      Construction work in progress (Schedule II)                   -           -
                                                                     -------     -------
              Total Property                                            -           -
                                                                     -------     -------
 108      Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)       -           -
                                                                     -------     -------
              Net Service Company Property                              -           -
                                                                     -------     -------
          INVESTMENTS
          -----------
 123      Investments in associate companies (Schedule IV)              -           -
 124      Other investments (Schedule IV)                               -           -
                                                                     -------     -------
              Total Investments                                         -           -
                                                                     -------     -------
          CURRENT AND ACCRUED ASSETS
          --------------------------
 131      Cash                                                         2,187       3,078
 134      Special deposits                                              -           -
 135      Working funds                                                 -           -
 136      Temporary cash investments (Schedule IV)                        17          17
 141      Notes receivable                                              -           -
 143      Accounts receivable                                         27,245      25,586
 144      Accumulated provision of uncollectible accounts               -           -
 146      Accounts receivable from associate companies (Schedule V)       43         147
 152      Fuel stock expenses undistributed (Schedule VI)               -           -
 154      Materials and supplies                                        -           -
 163      Stores expense undistributed (Schedule VII)                     13          35
 165      Prepayments                                                  1,082       1,058
 174      Miscellaneous current and accrued assets (Schedule VIII)      -           -
                                                                     -------     -------
              Total Current and Accrued Assets                        30,587      29,921
                                                                     -------     -------
          DEFERRED DEBITS
          ---------------
 181      Unamortized debt expense                                      -           -
 184      Clearing accounts                                                         -
 186      Miscellaneous deferred debits (Schedule IX)                 38,370      35,248
 188      Research, development, or demonstration
          expenditures (Schedule X)                                     -           -
 189      Unamortized loss on reacquired debt                           -           -
 190      Accumulated deferred income taxes                            353          -
                                                                     -------     -------
              Total Deferred Debits                                   38,723      35,248
                                                                     -------     -------
              TOTAL ASSETS AND OTHER DEBITS                          $69,310     $65,169
                                                                     =======     =======

                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -------------------------------------------------------------------------------------------
 ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL                AS OF DECEMBER 31
 -------------------------------------------------------------------------------------------
                                                                         2001         2000
          PROPRIETARY CAPITAL                                         (Thousands of Dollars)
          -------------------
 201      Common stock issued  (Schedule XI)                           $      1     $      1
 211      Miscellaneous paid-in-capital (Schedule XI)                         9            9
 215      Appropriated retained earnings (Schedule XI)                     -            -
 216      Unappropriated retained earnings (Schedule XI)                      4            3
                                                                        -------     --------
              Total Proprietary Capital                                      14           13
                                                                        -------     --------
          LONG-TERM DEBT
          --------------
 223      Advances from associate companies (Schedule XII)                 -            -
 224      Other long-term debt (Schedule XII)                              -            -
 225      Unamortized premium on long-term debt                            -            -
 226      Unamortized discount on long-term debt-debit                     -            -
                                                                        -------      -------
              Total Long-Term Debt                                         -            -
                                                                        -------      -------

          CURRENT AND ACCRUED LIABILITIES
          -------------------------------
 231      Notes payable                                                    -            -
 232      Accounts payable                                               15,718       18,946
 233      Notes payable to associate companies (Schedule XIII)             -            -
 234      Accounts payable to associate companies (Schedule XIII)         6,103        2,478
 236      Taxes accrued                                                    -             481
 237      Interest accrued                                                 -            -
 238      Dividends declared                                               -            -
 241      Tax collections payable                                          -            -
 242      Miscellaneous current and accrued
          liabilities (Schedule XIII)                                    43,271       38,626
                                                                        -------      -------
              Total Current and Accrued Liabilities                      65,092       60,531
                                                                        -------      -------
          DEFERRED CREDITS
          ----------------
 253      Other deferred credits                                          4,204        4,390
 255      Accumulated deferred investment tax credits                      -            -
                                                                        -------      -------
              Total Deferred Credits                                      4,204        4,390
                                                                        -------      -------
 282      ACCUMULATED DEFERRED INCOME TAXES                                -             235
          ---------------------------------                             -------      -------

          TOTAL LIABILITIES AND PROPRIETARY CAPITAL                     $69,310      $65,169
                                                                        =======      =======

                     ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                             For the Year Ended December 31, 2001

                            SCHEDULE II - SERVICE COMPANY PROPERTY

---------------------------------------------------------------------------------------------------
                                       BALANCE AT             RETIREMENTS                 BALANCE
                                       BEGINNING                  OR         OTHER        AT CLOSE
                 DESCRIPTION            OF YEAR    ADDITIONS     SALES     CHANGES(1)     OF YEAR
---------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301   ORGANIZATION
  303   MISCELLANEOUS INTANGIBLE PLANT
  304   LAND AND LAND RIGHTS
  305   STRUCTURES AND IMPROVEMENTS
  306   LEASEHOLD IMPROVEMENTS
  307   EQUIPMENT (2)
  308   OFFICE FURNITURE AND EQUIPMENT                            NONE
  309   AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT
  310   AIRCRAFT AND AIRPORT EQUIPMENT
  311   OTHER SERVICE COMPANY
        PROPERTY (3)
---------------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        NONE


                     ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                             For the Year Ended December 31, 2001

                                     SCHEDULE II - CONTINUED
                                     -----------------------

    (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
        SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
        THE BALANCE AT THE CLOSE OF THE YEAR:

---------------------------------------------------------------------------------------------------
            SUBACCOUNT DESCRIPTION                             ADDITIONS                  OF YEAR
---------------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
                     NONE
---------------------------------------------------------------------------------------------------
    (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

                     NONE


                    ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                             For the Year Ended December 31, 2001

                                         SCHEDULE III

                         ACCUMULATED PROVISION FOR DEPRECIATION AND
                          AMORTIZATION OF SERVICE COMPANY PROPERTY
                         ------------------------------------------

---------------------------------------------------------------------------------------------------
                                                    ADDITIONS                 OTHER
                                        BALANCE AT   CHARGED                 CHANGES     BALANCE
                                        BEGINNING      TO                      ADD       AT CLOSE
                 DESCRIPTION             OF YEAR    ACCT 403   RETIREMENTS  (DEDUCT)1/   OF YEAR
---------------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
Account
-------
  301   ORGANIZATION
  303   MISCELLANEOUS INTANGIBLE PLANT
  304   LAND AND LAND RIGHTS
  305   STRUCTURES AND IMPROVEMENTS
  306   LEASEHOLD IMPROVEMENTS
  307   EQUIPMENT
  308   OFFICE FURNITURE AND FIXTURES                          NONE
  309   AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT
  310   AIRCRAFT AND AIRPORT EQUIPMENT
  311   OTHER SERVICE COMPANY
        PROPERTY

        AMORTIZATION OF SERVICE COMPANY
        PROPERTY
---------------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                        NONE


                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 2001


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

------------------------------------------------------------------------------------------
                                                               BALANCE AT      BALANCE AT
                                                                BEGINNING        CLOSE
                       DESCRIPTION                               OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                   $ -            $ -

ACCOUNT 124 - OTHER INVESTMENTS                                     -              -

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
               Fidelity Institute Tax Exempt Cash Portfolio        13             13
               Citizens Bank Certificate of Deposit
                                                                    4              4
                                                                  ---            ---
                                          TOTAL                   $17            $17
                                                                  ===            ===


            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 2001

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------------------
                                                                  BALANCE AT   BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Northeast Utilities Service Company                                 $  6          $ -
Northeast Nuclear Energy Company                                       1            1
North Atlantic Energy Company                                        127           37
Public Service Company of New Hampshire                               (4)           1
The Connecticut Light and Power Company                               17            4
                                                                    ----         ----
                                             TOTAL                  $147         $ 43
                                                                    ====         ====

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                            NONE



              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 2001

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

------------------------------------------------------------------------------------------
              DESCRIPTION                        LABOR      EXPENSES        TOTAL
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                                   NONE


             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2001

                    SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



---------------------------------------------------------------------------------------
             DESCRIPTION                              LABOR     EXPENSES     TOTAL
---------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED

              Balance at prior year end              $    26      $   9     $   35

              Amount incurred during the year          2,411        270      2,681

The above stores expenses are billed back to each of the companies listed below:

Associate Companies
              The Connecticut Light & Power Company      (97)       (13)      (110)
              North Atlantic Energy Corporation         (873)      (100)      (973)

Nonassociate Companies                                (1,456)      (164)    (1,620)
                                                     -------      ------    ------
                             TOTAL                   $    11      $    2    $   13
                                                     =======      ======    ======


               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           For the Year Ended December 31, 2001

                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                   NONE



               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           For the Year Ended December 31, 2001

                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-----------------------------------------------------------------------------------------
                                                         BALANCE AT    BALANCE AT
                                                         BEGINNING       CLOSE
                         DESCRIPTION                      OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Noncurrent receivable from Joint Owner funding            $33,767        $36,632
Fairbanks Morse Diesel Settlement                            -               350
Westinghouse Reactor Coolant Pump Settlement                  429            266
Accounting Treatment Change for Payroll                       239            209
Engineering & Supervision Overheads                            43             29
Allocable Performance Pay                                      90             63
Miscellaneous (2 items)                                      -                 1
Preliminary Engineering for:
     Station Support Building                                 581            581
     Third Diesel Generator                                  -               115
     CAP System Enhancements                                   67             67
     Steam Generator Blowdown                                  39             30
     Waste Gas System Mod                                    -                20
     Miscellaneous (4 items)                                    2              7
                                                          -------        -------
                                              TOTAL       $35,248        $38,370
                                                          =======        =======


               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 2001

                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-----------------------------------------------------------------------------------------
                             DESCRIPTION                                AMOUNT
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES                                 NONE




              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 2001

                                        SCHEDULE XI

                                    PROPRIETARY CAPITAL

-----------------------------------------------------------------------------------------------
                                       NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
 ACCOUNT                                SHARES         VALUE     ------------------------------
 NUMBER     CLASS OF STOCK            AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
-----------------------------------------------------------------------------------------------
                                                                                (Thousands
                                                                                of Dollars)
201       COMMON STOCK ISSUED            1,000           $1         1,000           $1
-----------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

-----------------------------------------------------------------------------------------------
              DESCRIPTION                                            AMOUNT
-----------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                           $ 9

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                           -
                                                                      ---
                                                       TOTAL          $ 9
                                                                      ===


-----------------------------------------------------------------------------------------------
INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.
-----------------------------------------------------------------------------------------------
                                       BALANCE AT     NET INCOME                 BALANCE AT
                                        BEGINNING        OR         DIVIDENDS       CLOSE
              DESCRIPTION                OF YEAR        (LOSS)         PAID        OF YEAR
----------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 216 - UNAPPROPRIATED RETAINED
              EARNINGS                     $3             $1             -            $4
                                           --             --            --            --
                              TOTAL        $3             $1             -            $4
                                           ==             ==            ==            ==



                       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                    For the Year Ended December 31, 2001

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account
               224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------------------------------------------------------------
                                                                 BALANCE                      BALANCE
                        TERMS OF OBLIG.  DATE                       AT                           AT
                        CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING          DEDUCTIONS CLOSE
NAME OF CREDITOR         OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS    (1)    OF YEAR
-------------------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                                    NONE

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:

    TOTAL OTHER LONG-TERM DEBT                                            NONE



               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           For the Year Ended December 31, 2001

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
-------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

                                                               NONE
-------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities Service Company                             $ 2,293       $ 6,073
Northeast Nuclear Electric Company                                   59          -
Northeast Generation Service Company                                 74            14
Public Service Company of New Hampshire                              52            16
                                                                -------       -------
                                           TOTAL                $ 2,478       $ 6,103
                                                                =======       =======


-------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued payroll and other employee payables                     $ 3,673       $ 6,609
Accrued Pension Cost                                             31,893        35,108
On-hand operations funding from associate companies:
               North Atlantic Energy Corporation                  1,101           559
               The Connecticut Light & Power Company                124            63
On-hand operations funding from non-associate companies           1,835           932
                                                                -------       -------
                                           TOTAL                $38,626       $43,271
                                                                =======       =======


              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2001

                                    SCHEDULE XIV

                           NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: North Atlantic Energy Service Corporation (the Company or NAESCO) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation (NAEC) are electric production and distribution operating subsidiaries which comprise, in part, the Northeast Utilities System (the NU system) and are wholly owned by NU.

NAEC sells all of its entitlement to the capacity and output of the Seabrook Nuclear Power Project (the Project or Seabrook) to PSNH under two life-of-unit, full cost recovery contracts. In addition to its retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, which provide off-system retail electric service.

The Company acts as agent in operating the Project pursuant to the Seabrook Project Managing Agent Operating Agreement (the Managing Agent Agreement) and the Seabrook Project Disbursing Agent Agreement (the Disbursing Agent Agreement). The Project is owned jointly by NAEC, CL&P and nine non-affiliated New England utility companies as tenants in common with undivided interests (the Seabrook Joint Owners). The cost of the Project is recorded on the books of the Seabrook Joint Owners based upon their proportionate ownership share of the Project. The Company does not have an ownership interest in the Project. The Company is only liable for payroll related expenditures and liabilities. The Seabrook Joint Owners are severally responsible for their respective share of the costs of operating and maintaining the Project. This funding is provided to the Company in advance of such costs being incurred.

Ownership percentages of the Project as of December 31, 2001 were as follows:


                                                           OWNERSHIP
     PARTICIPANTS                                            SHARE
     ------------                                          ---------
     Canal Electric Company                                 3.52317%
     Great Bay Power Corporation                            12.13240
     Hudson Light & Power Department                         0.07737
     Little Bay Power Corporation                            2.89989
     Massachusetts Municipal Wholesale Electric Company     11.59340
     New England Power Company                               9.95766
     New Hampshire Electric Cooperative, Inc.                2.17391
     North Atlantic Energy Corporation                      35.98201
     Taunton Municipal Lighting Plant                        0.10034
     The Connecticut Light and Power Company                 4.05985
     The United Illuminating Company                        17.50000
                                                           ---------
                                                           100.00000%
                                                           =========

Other wholly owned subsidiaries of NU provide support services to the Company. Northeast Utilities Service Company (NUSCO) provides certain administrative support to the Company, pursuant to the Service Agreement between NUSCO and NAESCO acting as agent for the Seabrook Joint Owners, as amended, and to other NU system companies. Billings from NUSCO recorded by the Company approximated $5,916,000 and $6,064,000 in 2001 and 2000, respectively. PSNH provides certain services to the Company pursuant to the Service Agreement between PSNH and NAESCO acting as agent for the Seabrook Joint Owners, as amended.
Billings from PSNH recorded by the Company were approximately $450,000 and $659,000 in 2001 and 2000, respectively.

All transactions among affiliated companies are on a recovery of cost basis, which may include amounts representing a return on equity, and are subject to approval of various Federal and state regulatory agencies.

Cash and special deposits: Cash and special deposits include cash on hand and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

Method of Accounting: The accompanying financial statements were prepared in accordance with the Uniform System of Accounts for Mutual and Subsidiary Service Companies, promulgated pursuant to the Public Utility Holding Company Act of 1935, as modified (1935 Act). This system of accounts follows, with modifications, the Federal Energy Regulatory Commission's (the FERC) Uniform System of Accounts and the Managing Agent Agreement. The financial statements reflect expenses associated with managing, operating, and maintaining the Project, excluding decommissioning costs, property taxes, amortization of nuclear fuel, reserves, and book depreciation. These expenses are recorded by the Joint Owners. Pursuant to the Managing Agent Agreement, NAESCO does not earn a return on capital; therefore, revenues represent the sum of the Company's operating expenses and other deductions, and are recognized as costs are incurred.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Public Utility Regulation: NU and its subsidiaries, including the Company, are registered with the Securities and Exchange Commission as a holding company under the 1935 Act, and it and its subsidiaries, including the Company, are subject to the provisions of the 1935 Act. The Company is a registered utility company in the State of New Hampshire and is subject to appropriate regulation by the New Hampshire Public Utilities Commission (NHPUC). The Seabrook Joint Owners, whom the Company represents as agent, are subject to further regulation by the FERC. The Company, therefore, follows the accounting policies prescribed by the FERC.

2.     PENSION AND POSTRETIREMENT BENEFITS

Pension: Employees of NAESCO are covered by the NU system's uniform noncontributory defined benefit plan covering all of its regular employees. Benefits are based on years of service and the employees' highest compensation during 60 consecutive months of employment. The Company's allocated portion of the NU system's pension cost for 2001 and 2000, part of which was capitalized and billed as utility plant, approximated $3,216,000 and $2,531,000, respectively.

Currently, the NU system funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. There was no funding in 2001 or 2000. Pension costs are determined using market-related values of pension assets.

Postretirement Benefits: The Company also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as Statement of Financial Accounting Standard No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) benefits). These benefits are available for employees retiring from the Company who have met specified service requirements. For current employees and certain retirees, the total postretirement benefit is limited to two times the 1993 per-retiree health care cost. The postretirement benefit obligation has been calculated based on this assumption. The expected cost of postretirement benefits, primarily health and life insurance benefits are charged to expense during the years that eligible employees render service. The Company is funding its postretirement benefit costs through external trusts. The annually funded amounts are tax deductible under the Internal Revenue Code. Actuarially determined total postretirement benefits, part of which were capitalized and billed as utility plant, approximated $1,213,000 in 2001 and $707,000 in 2000.

Pension and postretirement benefit assets are invested primarily in domestic and international equity securities and bonds.

The components of net cost for the Company (in thousands) are:

                                                 As of December 31,
                                  Pension Benefits      Postretirement Benefits
                                  ----------------      -----------------------
                                     2001       2000       2001        2000
                                     ----       ----       ----        ----

Change in benefit obligation:
Benefit obligation at
  beginning of year               $(86,466)  $(80,883)   $(11,730)   $ (9,387)
Service cost                        (4,545)    (4,236)       (679)       (546)
Interest cost                       (6,563)    (6,011)     (1,034)       (861)
Transfers                               79         77        -           -
Actuarial gain/(loss)               (3,750)       899      (2,843)     (1,799)
Benefits paid                        1,662      3,688       1,569         863
                                  --------   --------    --------     -------
Benefit obligation at
  end of year                      (99,583)   (86,466)    (14,717)   $(11,730)

Change in plan assets:
Fair value of plan assets at
  beginning of year                 70,309     74,323       9,002       8,730
Actual return on plan assets        (3,240)      (249)       (851)        429
Employer contribution                 -          -          1,226         706
Transfers                              (79)       (77)         (4)       -
Benefits Paid                       (1,662)    (3,688)     (1,569)       (863)
                                  --------   --------    --------     -------
Fair value of plan assets at
  end of year                       65,328     70,309       7,804       9,002

Funded status at year end          (34,255)   (16,157)     (6,913)     (2,728)
Unrecognized net gain               (8,072)   (23,627)      5,189         833
Unrecognized prior service cost      6,715      7,324        -           -
Unrecognized net transition
  obligation                           504        567       1,736       1,894
                                  --------   --------    --------     -------
Accrued benefit cost              $(35,108)  $(31,893)   $     12     $    (1)
                                  ========   ========    ========     =======

The following actuarial assumptions were used in calculating the plan's year-end funded status:

                                                 As of December 31,
                                  Pension Benefits      Postretirement Benefits
                                  ----------------      -----------------------
                                  2001       2000           2001        2000
                                  ----       ----           ----        ----
Discount rate                     7.25%      7.50%          7.25%       7.50%
Compensation/progression rate     4.25       4.50           4.25        4.50
Health care cost trend rate (a)    N/A        N/A          11.00        5.26

(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.00 percent by 2007.

The components of net periodic benefit cost (in thousands) are:

                                         For the Years Ended December 31,
                                  Pension Benefits      Postretirement Benefits
                                  ----------------      -----------------------
                                   2001       2000          2001        2000
                                   ----       ----          ----        ----
Service cost                      $4,545     $4,236        $  679      $  546
Interest cost                      6,563      6,011         1,034         861
Expected return on plan assets    (6,765)    (6,348)         (775)       (697)
Amortization of unrecognized
  net gain                        (1,799)    (2,040)         -           -
Amortization of prior
  service cost                       609        609          -           -
Amortization of unrecognized
  net transition obligation           63         63           158         158
Other amortization, net             -          -              117        (161)
                                  ------     ------        ------      ------
Net periodic cost                 $3,216     $2,531        $1,213      $  707
                                  ======     ======        ======      ======

For calculating pension and postretirement benefit costs, the following assumptions were used:

                                         For the Years Ended December 31,
                                  Pension Benefits      Postretirement Benefits
                                  ----------------      -----------------------
                                  2001       2000           2001        2000
                                  ----       ----           ----        ----
Discount rate                     7.50%      7.75%          7.50%       7.75%
Expected long-term rate
  of return                       9.50       9.50            N/A         N/A
Compensation/progression rate     4.50       4.75           4.50        4.75
Long term rate of return
  Health assets, net of tax        N/A        N/A           7.50        7.50
  Life assets                      N/A        N/A           9.50        9.50

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects (in thousands):

                                           One Percentage     One Percentage
                                           Point Increase     Point Decrease
                                           --------------     --------------
      Effect on total service and
        interest cost components                $ 41              $ (39)
      Effect on accumulated
        postretirement benefit
        obligation                              $287              $(280)

The trust holding the health plan assets is subject to Federal income taxes.


3.     LEASES

The Company, on behalf of the Seabrook Joint Owners, has entered into operating lease agreements for certain data processing equipment, office equipment, vehicles and offsite facilities. The Company does not enter into capital leases. Operating lease costs charged to expense approximated $1,334,000 and $1,404,000 in 2001 and 2000, respectively.

The provisions of these lease agreements generally provide for renewal options. The Company has no noncancelable leases.

4.     INCOME TAX BENEFIT

The components of the Federal and state income tax benefit (in thousands) are:

                                                      For the Years Ended
                                                          December 31,
                                                      2001            2000
                                                      ----            ----
Current income taxes:
  Federal                                            $ 600           $  51
  State                                               (320)           (383)
                                                     -----           -----
    Total current                                      280            (332)

Deferred income taxes, net:
  Federal                                             (588)             (7)
  State                                                 -               -
                                                     -----           -----
    Total deferred                                    (588)             (7)
                                                     -----           -----
    Total income tax benefit                         $(308)          $(339)
                                                     =====           =====

All income taxes were charged to or credited to operating expenses in both 2001 and 2000.

Deferred income taxes (in thousands) are comprised of the tax effects of temporary differences as follows:

                                                      For the Years Ended
                                                          December 31,
                                                      2001            2000
                                                      ----            ----

Severance benefits                                   $(536)          $  -
Other deferred tax assets                              154              86
Other deferred tax liabilities                        (206)            (93)
                                                     -----           -----
  Deferred income taxes, net                         $(588)          $  (7)
                                                     =====           =====

A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate (in thousands) is as follows:

                                                      For the Years Ended
                                                          December 31,
                                                      2001            2000
                                                      ----            ----
Expected Federal income tax at 35
  percent of pretax income                           $(108)          $(118)
Tax effect of differences:
  State income taxes, net of federal benefit          (208)           (249)
  Other, net                                             8              28
                                                     -----           -----
     Total income tax benefit                        $(308)          $(339)
                                                     =====           =====

The Company, as a wholly-owned subsidiary of NU, is included in NU's consolidated tax returns. Income tax benefit is determined on a separate company basis.


              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          FOR THE YEAR ENDED DECEMBER 31, 2001

                                      SCHEDULE XV

                               COMPARATIVE INCOME STATEMENT

------------------------------------------------------------------------------------------------
  ACCOUNT         DESCRIPTION                                 2001         2000
------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies          $ 62,239      $ 68,611
    458    Services rendered to nonassociate companies         93,197       102,738
    421    Miscellaneous income or loss                           158            81
                                                             --------      --------
                                     Total Income            $155,594      $171,430
                                                             =========     ========

           EXPENSE
           -------
  Nuclear Power Expenses
    517    Operation Supervision and Engineering             $ 24,553      $ 22,723
    518    Nuclear Fuel Expense                                 8,243         7,509
    519    Coolants and Water                                   2,257         2,235
    520    Steam Expenses                                      18,630        22,156
    523    Electric Expenses                                      105           832
    524    Miscellaneous Nuclear Power Expenses                29,409        31,226
    528    Maintenance Supervision and Engineering             11,370        12,539
    529    Maintenance of Structures                            2,933         3,262
    530    Maintenance of Reactor Plant Equipment               8,532        18,301
    531    Maintenance of Electric Plant                       13,950        21,109
    532    Maintenance of Miscellaneous Nuclear Plant             510           853
  Transmission Expenses
    570    Maintenance of Station Equipment                       329           237
  Administrative and General Expenses
    920    Salaries and wages                                   6,107         5,242
    921    Office supplies and expenses                            88           886
    922    Administrative expense transferred-credit             -             -
    923    Outside services employed                            1,937         2,022
    924    Property insurance                                     186           342
    925    Injuries and damages                                   409         1,378
    926    Employee pensions and benefits                      19,600        12,543
    928    Regulatory commission expense                            5             6
    930.1  General advertising expenses                            13            20
    930.2  Miscellaneous general expenses                          54           121
    931    Rents                                                  532           732
    935    Maintenance of structures and equipment                454            26
  All other expenses
    408    Taxes other than income taxes                        4,821         4,583
    409    Income taxes                                           280          (332)
    410    Provision for deferred income taxes                    130           337
    411    Provision for deferred income taxes-credit            (718)         (344)
    426.1  Donations                                               84           145
    426.5  Other deductions                                       667           641
    431    Other interest expense                                 123            99
                                                             --------      --------
                                     Total Expense            155,593       171,429
                                                             --------      --------
                         Net Income                          $      1      $      1
                                                             ========      ========



                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                              For the Year Ended December 31, 2001

                                        ANALYSIS OF BILLING

                                        ASSOCIATE COMPANIES
                                            ACCOUNT 457

-----------------------------------------------------------------------------------
                                     DIRECT     INDIRECT    COMPENSATION    TOTAL
                                     COSTS       COSTS        FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY           CHARGED     CHARGED     OF CAPITAL      BILLED
-----------------------------------------------------------------------------------
                                                (Thousands of Dollars)

                                     457-1       457-2         457-3
                                   ------------------------------------------------

The Connecticut Light and
  Power Company                    $ 6,310       $ -           $ -        $ 6,310
North Atlantic Energy
  Corporation                       55,929         -             -         55,929
                                   -------       -----        -----       -------
                   TOTAL           $62,239       $ -          $  -        $62,239
                                   =======       =====        =====       =======

                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2001

                                        ANALYSIS OF BILLING

                                      NONASSOCIATE COMPANIES
                                           ACCOUNT 458

---------------------------------------------------------------------------------------------------------
                                    DIRECT    INDIRECT   COMPENSATION                EXCESS      TOTAL
                                    COSTS      COSTS      FOR USE       TOTAL          OR        AMOUNT
NAME OF NONASSOCIATE COMPANY       CHARGED    CHARGED    OF CAPITAL     COSTS      DEFICIENCY    BILLED
---------------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

                                    458-1      458-2       458-3                     458-4
                                   ---------------------------------- ------------ ------------ ---------
Canal Electric Company             $ 5,476     $         $            $    5,476    $            $  5,476
Great Bay Power Corporation         18,858                                18,858                   18,858
Hudson Light & Power Dept.             120                                   120                      120
Little Bay Power Corporation         4,507                                 4,507                    4,507
Massachusetts Municipal Wholesale
    Electric Company                18,021                                18,021                   18,021
New England Power Company           15,478                                15,478                   15,478
New Hampshire Electric Coop.         3,379                                 3,379                    3,379
Taunton Municipal Lighting Plant       156                                   156                      156
United Illuminating Company         27,202                                27,202                   27,202
                                   -------     -------   ---------    ---------     --------     --------
                                   $93,197     $  -      $   -        $   93,197    $            $ 93,197
                                   =======     =======   =========    ===========   =========    ========

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Seabrook Station for the nonassociate companies.



                                               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                                                        For the Year Ended December 31, 2001

                                                                    SCHEDULE XVI
                                                         ANALYSIS OF CHARGES FOR SERVICE
                                                      ASSOCIATE AND NONASSOCIATE COMPANIES

-----------------------------------------------------------------------------------------------------------------------------------
                                            ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
ACCOUNT                                      DIRECT  INDIRECT             DIRECT    INDIRECT              DIRECT  INDIRECT
NUMBER       DESCRIPTION OF ITEMS             COST     COST    TOTAL       COST       COST     TOTAL       COST     COST    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              (Thousands of Dollars)
Nuclear Power Expenses
517    OPERATION SUPERVISION AND
         ENGINEERING                        $ 9,831    $ -     $ 9,831   $14,722    $ -        $14,722    $ 24,553  $ -    $ 24,553
518    NUCLEAR FUEL DISPOSAL                  3,301      -       3,301     4,942      -          4,942       8,243    -       8,243
519    COOLANTS AND WATER                       904      -         904     1,353      -          1,353       2,257    -       2,257
520    STEAM EXPENSES                         7,460      -       7,460    11,170      -         11,170      18,630    -      18,630
523    ELECTRIC EXPENSES                         42      -          42        63      -             63         105    -         105
524    MISCELLANEOUS NUCLEAR POWER
         EXPENSES                            11,776      -      11,776    17,633      -         17,633      24,409    -      29,409
528    MAINTENANCE SUPERVISION AND
         ENGINEERING                          4,553      -       4,553     6,817      -          6,817      11,370    -      11,370
529    MAINTENANCE OF STRUCTURES              1,174      -       1,174     1,759      -          1,759       2,933    -       2,933
530    MAINTENANCE OF REACTOR PLANT
         EQUIPMENT                            3,416      -       3,416     5,116      -          5,116       8,532    -       8,532
531    MAINTENANCE OF ELECTRIC PLANT          5,586      -       5,586     8,364      -          8,364      13,950    -      13,950
532    MAINTENANCE OF MISCELLANEOUS
         NUCLEAR PLAN                           204      -         204       306      -            306         510    -         510
Transmission Expenses
570    MAINTENANCE OF STATION EQUIPMENT         132      -         132       197      -            197         329    -         329
Administrative and General Expenses
920    SALARIES AND WAGES                     2,445      -       2,445     3,662      -          3,662       6,107    -       6,107
921    OFFICE SUPPLIES AND EXPENSES              35      -          35        53      -             53          88    -          88
922    ADMINISTRATIVE EXPENSE
         TRANSFERRED-CREDIT                    -         -        -         -         -           -           -       -        -
923    OUTSIDE SERVICES EMPLOYED                776      -         776     1,161      -          1,161       1,937    -       1,937
924    PROPERTY INSURANCE                        74      -          74       112      -            112         186    -         186
925    INJURIES AND DAMAGES                     164      -         164       245      -            245         409    -         409
926    EMPLOYEE PENSIONS AND BENEFITS         7,848      -       7,848    11,752      -         11,752      19,600    -      19,600
928    REGULATORY COMMISSION EXPENSE              2      -           2         3      -              3           5    -           5
930.1  GENERAL ADVERTISING EXPENSES               5      -           5         8      -              8          13    -          13
930.2  MISCELLANEOUS GENERAL EXPENSES            22      -          22        32      -             32          54    -          54
931    RENTS                                    213      -         213       319      -            319         532    -         532
935    MAINTENANCE OF STRUCTURES AND
         EQUIPMENT                              182      -         182       272      -            272         454    -         454
All other expenses                                       -                            -
408    TAXES OTHER THAN INCOME TAXES          1,930      -       1,930     2,891      -          2,891       4,821    -       4,821
409    INCOME TAXES                             112      -         112       168      -            168         280    -         280
410    PROVISION FOR DEFERRED
         INCOME TAXES                            52      -          52        78      -             78         130    -         130
411    PROVISION FOR DEFERRED INCOME
         TAXES-CREDIT                          (288)     -        (288)     (430)     -           (430)       (718)   -        (718)
426.1  DONATIONS                                 34      -          34        50      -             50          84    -          84
426.5  OTHER DEDUCTIONS                         267      -         267       400      -            400         667    -         667
431    OTHER INTEREST EXPENSE                    49      -          49        74      -             74         123    -         123
                                            -------    ----    -------   -------    ----       -------    --------  ----   --------
                       TOTAL EXPENSES =      62,301      -      62,301    93,292      -         93,292     155,593    -     155,593

421    MISCELLANEOUS INCOME - CREDIT            (63)     -         (63)      (95)     -            (95)       (158)   -        (158)
       NET INCOME                                 1                  1      -                      -             1                1
                                            -------    ----    -------   -------    ----       -------    --------  ----   --------
                TOTAL COST OF SERVICE =     $62,239    $ -     $62,239   $93,197    $ -        $93,197    $155,436  $ -    $155,436
                                            =======    ====    =======   =======    ====       =======    ========  ====   ========

       INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                            For the Year Ended December 31, 2001

                                       SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION BY
                                 DEPARTMENT OR SERVICE FUNCTION
-------------------------------------------------------------------------------------
                                                                    SERVICE FUNCTION
                                                                   ------------------
ACCOUNT                                              TOTAL                   SEABROOK
NUMBER       DESCRIPTION OF ITEMS                   AMOUNT     OVERHEAD      STATION
-------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
Nuclear Power Expenses
517    OPERATION SUPERVISION AND ENGINEERING       $24,553     $ -           $24,553
518    NUCLEAR FUEL DISPOSAL                         8,243       -             8,243
519    COOLANTS AND WATER                            2,257       -             2,257
520    STEAM EXPENSES                               18,630       -            18,630
523    ELECTRIC EXPENSES                               105       -               105
524    MISCELLANEOUS NUCLEAR POWER EXPENSES         29,409       -            29,409
528    MAINTENANCE SUPERVISION AND ENGINEERING      11,370       -            11,370
529    MAINTENANCE OF STRUCTURES                     2,933       -             2,933
530    MAINTENANCE OF REACTOR PLANT EQUIPMENT        8,532       -             8,532
531    MAINTENANCE OF ELECTRIC PLANT                13,950       -            13,950
532    MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT      510       -               510
Transmission Expenses
570    MAINTENANCE OF STATION EQUIPMENT                329       -               329
Administrative and General Expenses
920    SALARIES AND WAGES                            6,107       -             6,107
921    OFFICE SUPPLIES AND EXPENSES                     88       -                88
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT      -          -               -
923    OUTSIDE SERVICES EMPLOYED                     1,937       -             1,937
924    PROPERTY INSURANCE                              186       -               186
925    INJURIES AND DAMAGES                            409       -               409
926    EMPLOYEE PENSIONS AND BENEFITS               19,600       -            19,600
928    REGULATORY COMMISSION EXPENSE                     5       -                 5
930.1  GENERAL ADVERTISING EXPENSES                     13       -                13
930.2  MISCELLANEOUS GENERAL EXPENSES                   54       -                54
931    RENTS                                           532       -               532
935    MAINTENANCE OF GENERAL PLANT                    454       -               454
All other expenses
408    TAXES OTHER THAN INCOME TAXES                 4,821       -             4,821
409    INCOME TAXES                                    280       -               280
410    PROVISION FOR DEFERRED INCOME TAXES             130       -               130
411    PROVISION FOR DEFERRED INCOME TAXES-CREDIT     (718)      -              (718)
426.1  DONATIONS                                        84       -                84
426.5  OTHER DEDUCTIONS                                667       -               667
431    OTHER INTEREST EXPENSE                          123       -               123
                                                  --------     ----         --------
                              TOTAL EXPENSES      $155,593     $ -          $155,593
                                                  ========     ====         ========

       INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3
                      General Structure of Accounting System:  Uniform System of Accounts)



                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           For the Year Ended December 31, 2001

                                      SCHEDULE XVII
                                      -------------

                                KEYS FOR SERVICE FUNCTIONS
                                ---------------------------

  KEYS      SERVICE FUNCTION
  ----      -----------------

            The individual unit for which NAESCO provides service is listed separately on Page 24.



                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                        For the Year Ended December 31, 2001
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------

                                    DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO          NUMBER OF
--------------------          ------------------------------------------  PERSONNEL
Indicate each dept.             TOTAL     PARENT     OTHER        NON        END
or service function.           AMOUNT    COMPANY  ASSOCIATES  ASSOCIATES   OF YEAR
--------------------          -----------------------------------------------------
                                         (Thousands of Dollars)
                                             >
SEABROOK STATION              $59,948     $  -     $24,004     $35,944       812
                              -------     ------   -------     -------       ---
                              $59,948     $  -     $24,004     $35,944       812
                              =======     ======   =======     =======       ===



                  ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 2001

                                 OUTSIDE SERVICES EMPLOYED


INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
              Provide a subtotal for each type of service.

--------------------------------------------------------------------------------------
                                                          RELATIONSHIP
                                                         "A"-ASSOCIATE
                                                            "NA"-NON
FROM WHOM PURCHASED                                        ASSOCIATE       AMOUNT
--------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
COMPUTER AND COMMUNICATION SERVICES
-----------------------------------

CNEX                                                           NA         $   168

Data Systems & Solutions, LLC                                  NA             155

KForce.com, Inc.                                               NA             120

Microware Technologies                                         NA             111

Northeast Utilities Service Company                            A            1,774

Verizon                                                        NA             268

Miscellaneous (34 payees)                                      NA             471
                                                                          -------
                   TOTAL COMPUTER SERVICES                                $ 3,067
                                                                          -------

ENGINEERING SERVICES
--------------------

Duke Engineering & Services, Inc.                              NA         $   416

Electric Power Research Institute                              NA             349

Lehigh Staffing                                                NA             138

Marathon Consulting Group, Inc.                                NA             208

Northeast Utilities Service Company                            A              123

NUCON Engineering Associates, Inc.                             NA             340

Proto Power Corp.                                              NA             228

Rudolf P. Neustadter                                           NA             102

Washington Group, Inc.                                         NA             244

Westinghouse Electric Co.                                      NA             528

Miscellaneous (50 payees)                                      NA             729
                                                                          -------
                   TOTAL ENGINEERING SERVICES                             $ 3,405
                                                                          -------

LEGAL SERVICES
--------------

Prime Bucholz & Associates, Inc.                               NA         $    108

Sheehan, Phinney, Bass & Green                                 NA              137

Miscellaneous (11 payees)                                      NA              179
                                                                          --------
                   TOTAL LEGAL SERVICES                                   $    424
                                                                          --------

SECURITY SERVICES
------------------

Burns International Security Services                          NA         $ 4,169

Miscellaneous (22 payees)                                      NA             139
                                                                          -------
                   TOTAL SECURITY SERVICES                                $ 4,308
                                                                          -------

OTHER SERVICES
---------------

Adecco Employment Services                                     NA         $   275

Christine M. Fahnestock                                        NA             127

Equinox Health and Healing                                     NA             189

Food With a Flair                                              NA             139

HR Strategies & Solutions, Inc.                                NA             194

Interaction Associates, LLC                                    NA             205

Normandeau Associates, Inc.                                    NA           1,014

Northeast Utilities Service Company                            A            4,107

Public Service Company of New Hampshire                        A              450

URS Corporation                                                NA             141

Zurich Scudder Investments, Inc.                               NA             160

Miscellaneous (729 payees)                                     NA           2,444
                                                                          -------
                   TOTAL OTHER SERVICES                                     9,445
                                                                          -------
                   GRAND TOTAL OUTSIDE SERVICES EMPLOYED                  $20,649
                                                                          =======


                      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                  For the Year Ended December 31, 2001

                                        OUTSIDE SERVICES EMPLOYED

-----------------------------------------------------------------------------------------------------------
FROM WHOM PURCHASED DESCRIPTION OF SERVICES
-----------------------------------------------------------------------------------------------------------
COMPUTER AND COMMUNICATION SERVICES
-----------------------------------

CNEX
                                        Provides computer based asset divestiture information services.

Data Systems & Solutions, LLC
                                        Provides general and technical computer consulting services.

KForce.com, Inc.
                                        Provides temporary, technical manpower.

Microware Technologies
                                        Provides general computer consulting services.

Northeast Utilities Service Company
                                        See note Page 27e.

Verizon
                                        Provides communication services.

ENGINEERING SERVICES
---------------------

Duke Engineering & Services, Inc.
                                        Provides engineering services.

Electric Power Research Institute
                                        Provides industry with technical and operational support services.

Lehigh Staffing
                                        Provides temporary, technical manpower.

Marathon Consulting Group, Inc.
                                        Provides temporary, technical manpower.

Northeast Utilities Service Company
                                        See note Page 27e.

NUCON Engineering Associates, Inc.
                                        Provides temporary, technical manpower.

Proto Power Corp.
                                        Provides technical inspection and analysis services.

Rudolf P. Neustadter
                                        Provides temporary, technical manpower.

Washington Group, Inc.
                                        Provides engineering services.

Westinghouse Electric Co.
                                        Provides engineering, technical, and site services.

LEGAL SERVICES
---------------

Prime Bucholz & Associates, Inc.
                                        Provides legal services.

Sheehan, Phinney, Bass & Green
                                        Provides legal services.

Northeast Utilities Service Company
                                        See note Page 27e.


SECURITY SERVICES
------------------

Burns International Security Services
                                        Provides security services for baseline security support.


OTHER SERVICES
---------------

Adecco Employment Services
                                        Provides temporary, technical manpower.

Christine M. Fahnestock
                                        Provides performance monitoring, trending, and/or improvement services.

Equinox Health and Healing
                                        Provides site occupational health services and medical consultation for NRC required programs.

Food With a Flair
                                        Provides food service for site meetings.

HR Strategies & Solutions, Inc.
                                        Provides performance monitoring, trending, and/or improvement services.

Interaction Associates, LLC
                                        Provides performance monitoring, trending, and/or improvement services.

Normandeau Associates, Inc.
                                        Provides environmental monitoring services.

Northeast Utilities Service Company
                                        See note Page 27e.


Public Service Company of New Hampshire
                                        Provides worker's compensation administration, facilities, and miscellaneous services.

URS Corporation
                                        Provides environmental monitoring services.

Zurich Scudder Investments, Inc.
                                        Provides Decommissioning Fund management.


Note:  Northeast Utilities Service Company provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services.




             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 2001


                             EMPLOYEE PENSIONS AND BENEFITS
                                      ACCOUNT 926


INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

----------------------------------------------------------------------
                DESCRIPTION                             AMOUNT
----------------------------------------------------------------------
                                                (Thousands of Dollars)

Pension Plan                                           $ 2,800
Incentive Goals Plan                                     3,843
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                         4,717
FAS 106 VEBA Funding                                     1,256
Supplemental and Early Retirement Plans                  5,806
Education                                                  102
Employee Stock Option Plan                               1,022
Other Employee Benefits Expenses                            57
                                                       -------
                                           TOTAL       $19,600
                                                       =======



            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 2001


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
       DESCRIPTION                     NAME OF PAYEE                AMOUNT
-------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

Science & Nature Center   New England Aquarim Services           $       11
                          Stone Signs & Designs                           2
                                                                 ----------
                                                  TOTAL          $       13
                                                                 ==========




           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 2001


                           MISCELLANEOUS GENERAL EXPENSES
                                   ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
               Section 441(b)(2)) shall be separately classified.

-----------------------------------------------------------------------------
                 DESCRIPTION                                  AMOUNT
-----------------------------------------------------------------------------
                                                    (Thousands of Dollars)

Research and Development                                     $   36
Employee Services                                                 8
Service Awards                                                    8
Brochures                                                         2
                                                             ------
                                              TOTAL          $   54
                                                             ======



          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 2001

                                     RENTS

INSTRUCTIONS:  Provide a listing of the amount included in "Rents,"
               classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

----------------------------------------------------------------------------
              TYPE OF PROPERTY                        AMOUNT
----------------------------------------------------------------------------
                                               (Thousands of Dollars)

Computers/Data processing equipment                   $  169

Communications equipment                                  74

Vehicles                                                  85

Buildings                                                250

Equipment and other                                      756

                                                       ------
                                            TOTAL      $1,334
                                                       ======


       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 2001

                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes." Separate the analysis into two groups:
               (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------
                KIND OF TAX                           AMOUNT
-------------------------------------------------------------------------
                                               (Thousands of Dollars)
(1) Other Than U.S. Government Taxes:

    Insurance Premium Excise Tax                   $   17
    Property Tax                                       42
    State Unemployment Tax                              5
    State Business Tax                                343
                                                   ------
               Sub-Total                           $  407
                                                   ------



(2) U.S. Government Taxes:

    Federal Unemployment Tax                       $   47
    Federal Insurance Contribution Act              4,367
                                                   ------
               Sub-Total                            4,414
                                                   ------
                                      TOTAL        $4,821
                                                   ======

               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 2001


                                         DONATIONS
                                      ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------------------
          NAME OF RECIPIENT                 PURPOSE OF DONATION            AMOUNT
--------------------------------------------------------------------------------------------
                                                                         (Thousands
                                                                         of Dollars)
New Hampshire Seacoast United Way     Charitable contribution              $  73

Seacoast Repertory Theater            Charitable contribution                  5

Miscellaneous (9 items)               Charitable contributions                 6
                                                                          ------
                                                   TOTAL                  $   84
                                                                          ======



           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 2001

                                OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

------------------------------------------------------------------------------
           DESCRIPTION                   NAME OF PAYEE           AMOUNT
------------------------------------------------------------------------------

Political activities              S&H/Murphy, Inc                $    18
                                  Employees                            4

Executive Incentive Compensation  Various                            645
                                                                 -------
                                             TOTAL               $   667
                                                                 =======



      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 2001

                            SCHEDULE XVIII

                       NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 19A through 19G.



      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

               ORGANIZATION CHART AS OF DECEMBER 31, 2001


                              E.V.P. & Chief
                             Nuclear Officer
                                 Seabrook


 Director,                       Station                       Director,
Engineering                      Director                      Support
                                                               Services


 Manager, HR                     Manager                    Manager, Envrnmtl.
& Organization                   Nuclear                  Government & Industry
 Development                    Oversight                      Relations




               NORTH ATLANTIC ENERGY SERVICE CORPORATION
               -----------------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 2001
                  ------------------------------------


METHODS OF ALLOCATION
---------------------

All costs are specific to Seabrook Station and are direct charges.




      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                   For the Year Ended December 31, 2001


Expenses of Seabrook Station are funded in advance.
Therefore, there are no charges for use of capital.



      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.



                              NORTH ATLANTIC ENERGY SERVICE CORPORATION
                              -----------------------------------------
                                     (Name of Reporting Company)



                          By:   /s/ John P. Stack
                                ------------------------------
                                (Signature of Signing Officer)



                                John P. Stack - Vice President and Controller
                                ---------------------------------------------
                                (Printed Name and Title of Signing Officer)



                          Date:  April 19, 2002
                                 --------------